EXHIBIT 99.1
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FOR IMMEDIATE RELEASE                                                6 June 2003


                              WPP GROUP PLC ("WPP")

           The Kantar Group acquires The Mattson Jack Group in the US


WPP announces that The Kantar Group, its information, insight and consultancy division, has acquired the business and assets of The Mattson Jack Group ("MJG"), one of the leading US-based healthcare consulting companies. Services offered include modelling and forecasting, strategic analysis and planning, counselling on licensing of products, M&A planning and support, technology assessments and optimization of promotional spend and brand life extension.

Founded in 1986 and headquartered in St. Louis, MJG employs 94 people across its six offices. The company works with some of the largest pharmaceutical and biotechnology clients in the world, including Abbott, Amgen, Aventis, AstraZeneca, Genentech, GlaxoSmithKline, Johnson & Johnson, Novartis, Pfizer and Takeda.

MJG had revenues of $18.4 million for the year 2002 and net assets of $1.2 million as at the date of acquisition.

This investment continues WPP's strategy of developing its information, insight and consulting businesses through a combination of acquisition and organic growth.


For further information, please contact:

Feona McEwan, WPP
T: +44-20 7408 2204

www.wpp.com


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